

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 21, 2017

<u>Via E-mail</u>
Randall M. Chesler
President and Chief Executive Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

   Re: Glacier Bancorp, Inc.
      Registration Statement on Form S-4
      Filed November 15, 2017
      File No. 333-221588

Dear Mr. Chesler:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eric Envall, Staff Attorney, at (202) 551-3234 with any questions.

            Sincerely,

            /s/ Era Anagnosti

            Era Anagnosti
            Legal Branch Chief
            Office of Financial Services